

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2015

Mail Stop 3720

Duan Fu
President, Chief Executive Officer and Director
Interlink Plus, Inc.
4952 Rainbow Boulevard, Suite 326
Las Vegas, Nevada 89118

  Re: Interlink Plus, Inc.
     Registration Statement on Form S-1
     Filed July 31, 2015
     File No. 333-205985

Dear Mr. Fu:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Confirm through added disclosure that the company has no current plans or intention to merge with, or sell the company to, a private operating company in a reverse-merger transaction.

2. It appears that you may be a shell company. Please disclose your designation as a shell company and include appropriate risk factor disclosure highlighting the limited transferability of your shares under Rule 144.

3. Mr. Fu is your sole officer and employee; consequently, revise to avoid references to multiple officers and directors.

Prospectus Cover Page

4.   We note that there is no minimum amount of common stock that must be sold by the company. Please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:
- Has not received enough proceeds from the offering to begin operations; and
- Has no market for its shares.

Risk Factors

We believe that we will often encounter a long sales and implementation cycle . . ., page 7

5.   Please revise to clarify the meaning and significance of this risk factor for your business. It is not clear, for example, what you mean by "customer management services" or "integrating our systems and processes" with those of your customers.

We are selling this Primary Offering without an underwriter . . . , page 11

6.   You refer here to the sale of "units," although you do not appear to be offering units. Please revise.

Dilution, page 17

7.   Please fill in the blanks in your table.

Our Business, page 20

8.   Please revise this section thoroughly to describe more fully and in greater detail what your business will entail. For example, will your clients be travel agencies, or business owners seeking assistance with travel, or both? What types of businesses will you be marketing your services to? When you refer to bilingual language services, are you referring strictly to English and Chinese, or also additional languages? Will you conduct your business entirely online? How will your website function? What types of employees will you hire, and how many? When you discuss your services, be as clear and specific as possible about what types of services you will offer. For example, are you mostly offering business consulting services?

9.   Revise to clarify your expected timing for development. Indicate when you expect to begin offering your services, and the extent to which you expect to expand your offering of services over time.

10. Please clarify why you describe Zixiao Chen as your "former officer and director" in the light of the very brief time the company has existed.

11. You refer here and elsewhere to applying to have your stock trade on OTCQB. Please revise to make clear that OTC Markets is a quotation medium for subscribing members, not an issuer listing service, and that only market makers can apply to quote securities.

Results of Operations, page 26

12. Please delete the statement that you expect to "achieve steadily increasing revenues within the coming months" or revise to provide a clear basis for this statement.

Recent Sales of Unregistered Securities, page 33

13. Please revise to clarify which sales were made under Section 4(a)(2) or Regulation, and which were made under Regulation S.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Casacarano, Senior Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Scott Doney, Esq.